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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70635

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/23   AND ENDING 12/31/23
　　　　　　　　　　　　　　　　　　　MM/DD/YY　　　　　　　　　　　　　　　MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: 5D Partners LLC

TYPE OF REGISTRANT (check all applicable boxes):
☐ Broker-dealer　　☐ Security-based swap dealer　　☐ Major security-based swap participant
　☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)
535 Fifth Avenue, 4th Floor
　　　　　　　　　　　　　　　　(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Sam Alaoui	212- 852-0295	contact@5d.partners
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RUBIO C_PA, PC
　　　　　　　　　(Name – if individual, state last, first, and middle name)

2727 Paces Ferry Rd SE, Suite 2-1680	Atlanta	GA	30339
(Address)	(City)	(State)	(Zip Code)

(Address) 05/05/2009	3514
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.
Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Sam Alaoui _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of 5D Partners LLC _____, as of 12/31 _____, 2 023 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _Sam Alaoui_

_____

Title:
Managing Member
_____

See attached certificate _____
_____
Notary Public

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.



FLORIDA JURAT

State of Florida)
)
County of Nassau)

On 03/29/2024, before me, Aleksandr Kozlov,
Date *Notary Name*

the foregoing instrument was subscribed and sworn before me by means of

- ❑ Physical Presence **-- OR --**
- ☑ Online Notarization,

by Sam Alaoui.

Name of Affiant(s)

- ❑ Personally known to me **-- OR --**
- ❑ Proved to me on the basis of the oath of ______________ **-- OR --**
  Name of Credible Witness
- ☑ Proved to me on the basis of satisfactory evidence: DRIVER LICENSE
  Type of ID Presented

ALEKSANDR KOZLOV
Notary Public - State of Florida
Commission # HH 461002
Expires on November 2, 2027

WITNESS my hand and official seal.

Notary Public Signature: [signature]

Notary Name: Aleksandr Kozlov

Notarized remotely online using communication technology via Proof.

DESCRIPTION OF ATTACHED DOCUMENT

Title or Type of Document: ANNUAL REPORTS FORM X-17A-5 PART III

Document Date: 03/29/2024

Number of Pages (including notarial certificate): 3

5D PARTNERS LLC

**FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2023
WITH
REPORT OF INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM**

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

3500 Lenox Road NE
Suite 1500
Atlanta, GA 30326
770-690-8995

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
5D Partners LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of 5D Partners LLC (the "Company") as of December 31, 2023, the related statements of operations, changes in member's equity, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement to the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the information in Schedules I, II and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented

in conformity with 17 C.F.R. §240.17a-5. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2021.

April 3, 2024
Atlanta, Georgia

Rubio CPA, PC
Rubio CPA, PC

5D Partners LLC
Statement of Financial Condition
As of December 31, 2023

Assets

Cash	$	19,303
Prepaid expenses and deposits		2,842
Note receivable from related party		38,156
Property & equipment, net of accumulated depreciation of $305		2,444
Total assets	$	62,745

Liabilities and member's equity

Liabilities

	$	-
Total liabilities		-
Member's equity		62,745
Total liabilities and member's equity	$	62,745

See notes to financial statements.

Note 1   **Organization and Summary of Significant Accounting Policies**

Organization and Description of Business
5D Partners LLC (the "Company") is a Delaware limited liability company formed on March 10, 2020. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company became a wholly-owned subsidiary of 5DP Holding LLC (the "Member") on August 1, 2023. As a limited liability company, the Member's liability is limited to its investment.
The Company engages in the private placement of securities and facilitates mergers and acquisitions.

Revenue from Contracts with Customers
Revenue from contracts with customers includes private placement and advisory services related to capital raising activities and mergers and acquisition transactions. The recognition and measurement of revenue is based on the assessment of individual contract terms. The contracts often contain nonrefundable retainer fees, and/or success fees, which may be fixed or represent a percentage of the value that the customer receives if and when the transaction is completed ("success fees").

Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. If a promised good or service is not distinct, the Company combines that good or service with other promised goods or services until it identifies a bundle of goods or services that is distinct. In some cases, this would result in the Company accounting for all the services promised in a contract as a single performance obligation and, if unfulfilled, amounts received from such contracts would be reflected as deferred revenue on the accompanying statement of financial condition.

The Company recognizes certain retainer revenue from contracts with customers at the point in time in which specified deliverables are transferred to the Company's customers. Success fee revenue from advisory agreements is generally recognized at the point in time that performance under the agreement is completed (the closing date of the transaction).

Income Taxes
As a limited liability company, the tax consequences of the Company's operations all pass through to the Member. Therefore, the Company's income or loss is reported on the Member's partnership income tax return. As a result, no federal or state income taxes are included in the accompanying financial statements as they are the responsibility of the individual owners of the Member.

Note 1   **Organization and Summary of Significant Accounting Policies (continued)**

Income Taxes (continued)
Under the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

Use of Estimates
The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could differ from those estimates.

Cash
The Company maintains its bank account in a high credit quality financial institution. The balance at times may exceed federally insured limits.

Property and Equipment
Property and equipment is recorded at cost. Depreciation is provided by use of straight-line methods over the estimated useful lives of the respective assets.

Note 2   **Related Party Transactions**
The Company operates from office space provided by an owner of the Company's Member at no cost to the Company.

The Company has loaned $38,000 to its Chief Compliance Officer pursuant to a promissory note consummated on October 18, 2023. The note bears interest at a fixed annual rate of 2% and matures on October 18, 2026. The principal amount of this note as well as accrued interest in the amount of $156 are reflected as note receivable from related party within the accompanying Statement of Financial Condition.

Financial position and results of operations would differ from the amounts in the accompanying financial statements if these related party transactions did not exist.

Note 3   **Contingencies**
The Company is subject to litigation in the normal course of business. The Company had no litigation in progress as of December 31, 2023.

Note 4   **Net Capital Requirements**
The Company, as a registered broker dealer is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2023, the Company had net capital of $19,303, which was $14,303 in excess of its required net capital of $5,000 and its ratio of aggregate indebtedness to net capital was 0.00 to 1.00.

Note 5   **Subsequent Events**
                Subsequent events were evaluated through the date financial statements were issued.

Note 6   **Concentration**
                During the year ended December 31, 2023, all investment banking revenue was earned from one customer.